July 28, 2010

Man-Glenwood Lexington, LLC
123 N. Wacker Drive, 28th Floor
Chicago, Illinois  60606

Re:           Man-Glenwood Lexington, LLC

Dear Sir or Madam:

This opinion is furnished in connection with the registration by Man-Glenwood Lexington, LLC, a Delaware limited liability company (the “Fund”), of units of limited liability company interest in the Fund, $0.01 par value (the “Units”), under the Securities Act of 1933, as amended, pursuant to Pre-Effective Amendment  No. 1 (File No. 333-167950), as filed on July 28, 2010, and as amended (the “Registration Statement”), in the amounts set forth under “Amount Being Registered” on the facing page of the Registration Statement.

As counsel for the Fund, we are familiar with the proceedings taken by it in connection with the authorization, issuance and sale of the Units. In addition, we have examined and are familiar with the Limited Liability Company Agreement of the Fund and such other documents as we have deemed relevant to the matters referred to in this opinion.

Based upon the foregoing, we are of the opinion that the Units, upon issuance and sale in the manner referred to in the Registration Statement, will be legally issued, fully paid and non-assessable units of limited liability company interests of the Fund.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the prospectus and statement of additional information made a part thereof.

Very truly yours,

/s/ K&L Gates LLP

K&L Gates LLP